COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2006 NOV 15 P 12:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: L/COB/88.2/20065

13th November 2006

06018540

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 6 November 2006.
2. Notice of allotment of shares or securities on Form 88(2) dated 9 November 2006.
3. General Purposes Committee resolution allotting securities dated 6 November 2006.
4. General Purposes Committee resolution allotting securities dated 9 November 2006.
5. Stock Exchange announcement dated 8 November 2006 relating to director/PDMR shareholding.
6. Stock Exchange announcement dated 10 November relating to additional listing.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

P. Arthur

pp **J M Pope**
Company Secretary/Solicitor

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

dw 11/17

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2006 NOV 16 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	15,049		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode		Class of shares allotted Ordinary 2.5p, £,	Number allotted 15,049
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed JMPOPE Date 6/11/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number | DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

RECEIVED
2006 NOV 16 P 12:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 09	Month 11	Year 2006	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	105,820		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* **File No. 8234923**

Shareholder details	Shares and share class allotted	
Name: ROCD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	105,820
UK Postcode E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J M POPE Date 9/11/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 6th November 2006

Present:	A E Cook	-	Chairman
	W G Tucker	-	
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 1st November 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £13,875.64) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 15,049 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report:	1st November 2006																
Originator:	Yorkshire Building Society												Schedule 1.1 to				
													General Purposes Committee Minute dated 6 November 2006				
			Option	Share				Exercised									
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	Shares	Cost	Address1	Address2	Address3	Address4	Address5	Postcode	Forenames	Location
001411639762	121101	5	0.84	0.815	MR	SMITH	N	3272	2,748.48	WYTHWOOD	ROWNEY GREEN LANE	ROWNEY GREEN	ALVECHURCH	BIRMINGHAM	B48 7QS	NIGEL	COM
004829559263	141102	5	0.769	0.744	MR	SMITH	N	546	419.87	WYTHWOOD	ROWNEY GREEN LANE	ROWNEY GREEN	ALVECHURCH	BIRMINGHAM	B48 7QS	NIGEL	COM
005174384964	141103	5	0.939	0.914	MR	SMITH	N	1960	1,840.44	WYTHWOOD	ROWNEY GREEN LANE	ROWNEY GREEN	ALVECHURCH	BIRMINGHAM	B48 7QS	NIGEL	COM
005774919966	151105	5	1.24	1.215	MR	SMITH	NN	653	809.72	WYTHWOOD	ROWNEY GREEN LANE	ROWNEY GREEN	ALVECHURCH	BIRMINGHAM	B48 7QS	NIGEL	COM
008870345665	161104	5	1.076	1.051	MR	SMITH	NN	973	1,046.95	WYTHWOOD	ROWNEY GREEN LANE	ROWNEY GREEN	ALVECHURCH	BIRMINGHAM	B48 7QS	NIGEL	COM
005174450064	141103	3	0.939	0.914	MR	STANGROOM	AC	3385	3,178.52	14 SARAH CLOSE	BOURNEMOUTH				BH7 7HH	ANTHONY COLIN	FRA
001411902762	121101	5	0.84	0.815	MR	THOMAS	MA	1209	1,015.56	370 THORNEY LEYS	WITNEY				OX28 5PJ	MARK ANDREW	COM
004829560663	141102	5	0.769	0.744	MR	THOMAS	MA	1276	981.24	370 THORNEY LEYS	WITNEY				OX28 5PJ	MARK ANDREW	COM
005174386564	141103	3	0.939	0.914	MR	THOMAS	MA	677	635.70	370 THORNEY LEYS	WITNEY				OX28 5PJ	MARK ANDREW	COM
005774920266	151105	3	1.24	1.215	MR	THOMAS	MA	108	133.92	370 THORNEY LEYS	WITNEY				OX28 5PJ	MARK ANDREW	COM
008870339165	161104	3	1.076	1.051	MR	THOMAS	MA	990	1,065.24	370 THORNEY LEYS	WITNEY				OX28 5PJ	MARK ANDREW	COM
Totals								15049	£13,875.64								

RECEIVED
2006 NOV 16 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 8th November 2006

Present: A E Cook - Chairman
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	B R Phillips	8.11.06	59,820 ("U")	£54,535.50
30.10.03	"	"	46,000 ("U")	£54,548.18

It was resolved that a total of 105,820 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
B R Phillips	59,820	0.88666
	46,000	1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 105,820 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

File No. 8234923

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	14:41 10-Nov-06
Number	9123L

RNS Number:9123L
Cobham PLC
10 November 2006

Cobham plc announces that application has been made to the London Stock Exchange and UK Listing Authority for the admission to the Official List of a block listing of 500,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the Cobham Executive Share Option Scheme (1994).

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	16:59 08-Nov-06
Number	7820L

RNS Number:7820L
Cobham PLC
08 November 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

A E Cook

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options under the Cobham Savings Related Share Option Scheme

7) Number of shares/amount of stock acquired

4,620

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.53

13) Date of transaction

6th November 2006

14) Date company informed

8th November 2006

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....8th November 2006 ....J M POPE

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and

conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved